UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)
MEDQUIST INC.
(Name of Subject Company)
MEDQUIST INC.
(Name of Persons Filing Statement)
Common Stock, no par value per share
(Title of Class of Securities)
584949101
(CUSIP Number of Class of Securities)
Mark R. Sullivan
General Counsel, Chief Compliance Officer & Secretary
MedQuist Inc.
1000 Bishops Gate Blvd, Suite 300
Mount Laurel, NJ 08054-4632
(Name, address and telephone number of person authorized to receive notice and communications on behalf of persons filing statement)
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 1 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of MedQuist Inc. (“MedQuist Inc.” or the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on February 16, 2011 (as amended and supplemented, the “Schedule 14D-9”). The Schedule 14D-9 relates to the exchange offer by MedQuist Holdings Inc. (formerly CBay Systems Holdings Limited), a Delaware corporation (“MedQuist Holdings”), pursuant to which MedQuist Holdings is offering to acquire all of the outstanding shares of common stock, no par value per share, of the Company (“Company Common Stock”) that MedQuist Holdings does not presently own (the “Public Exchange Offer”). Holders of Company Common Stock that validly tender their shares in connection with the Public Exchange Offer will receive one share of MedQuist Holdings common stock in the exchange for each share of Company Common Stock (the “Exchange Ratio”), assuming acceptance of such shares by MedQuist Holdings. The Public Exchange Offer is being conducted upon the terms and subject to the conditions set forth in MedQuist Holdings’ Registration Statement on Form S-4 (Commission File 333-170003), filed with the SEC, the related prospectus dated February 3, 2011, amended prospectus dated February 11, 2011, letter of transmittal and related offer documents, and tender offer statement on Schedule TO, as amended (collectively, the “Public Offer Documents”).
     Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as disclosed below.
Item 2. Identity and Background of Filing Person.
     Item 2, “Identity and Background of Filing Person” is hereby amended and supplemented by deleting the third paragraph set forth under the heading, “Public Exchange Offer” and replacing it in its entirety with the following paragraph containing updated information:
“ The Public Exchange Offer was initially scheduled to expire at 5:00 p.m., New York City time, on March 4, 2011. MedQuist Holdings has extended the expiration date of the Public Exchange Offer to 5:00 p.m., New York City time, on March 11, 2011.”
     Item 2, “Identity and Background of Filing Person” is hereby amended and supplemented by adding the following paragraph as a new fifth paragraph under the heading “Public Exchange Offer”:
“ Shareholders are urged to read the Public Offer Documents and this Statement, as amended, carefully and in its entirety to fully understand the Public Exchange Offer and the considerations that may be important to your decision about whether to participate in it, including the sections in the Prospectus entitled “Risk Factors” and “Comparison of Rights of Holders of Our Common Stock and MedQuist Inc. Common Stock” and MedQuist Holdings’ financial statements and related notes.”
Item 4. The Solicitation or Recommendation.
     Item 4, “Solicitation or Recommendation” is hereby amended and supplemented by deleting the section under the heading “Background of the Public Exchange Offer” and replacing it in its entirety with the following section containing updated information:
     “Background of the Public Exchange Offer
     The Company was established in 1970 and developed a computer-based medical transcription package that replaced tape and cassette recorders with digital recording equipment. The Company purchased Transcriptions Ltd. in May 1994, and grew quickly over the next few years through sales and acquisitions of smaller transcription service organizations. Philips purchased approximately 60% of the outstanding Company Common Stock in June 2000, and later increased its holdings to 69.5%. With several strategic acquisitions in 2001 and 2002, the Company obtained the technology and expertise to offer comprehensive document workflow management products and solutions. In August 2008, Philips sold its 69.5% ownership interest in the Company to CBay Inc. for a total consideration of $287 million. The transaction was completed following the subscription to approximately 20 million new shares of MedQuist Holdings by S.A.C. PEI CB Investment, L.P.
     Additionally, as described above, in April 2010, the Company completed the purchase of the domestic business of Spheris while CBay Inc. simultaneously acquired the stock of Spheris India Private Limited, a subsidiary of Spheris.

     Since MedQuist Holdings first acquired 69.5% of the outstanding shares of Company Common Stock from Philips, it and the Company have from time to time discussed ways to combine the two companies in order to (i) avoid confusion among their customers, since both companies were at times competing to offer the same services to the same customers, (ii) create a simpler, unified capital structure in which the interests of the stockholders of both companies would be completely aligned, (iii) eliminate the complications of the two companies working together because of the related party nature of any collaboration, which requires Audit Committee approval of each relationship between the Company and MedQuist Holdings, (iv) reduce the duplicative costs resulting from both companies being publicly-traded and (v) create greater liquidity for the stockholders of both companies. However, as discussed under Item 8. “State Takeover Laws”, the Company, as a New Jersey corporation, is prohibited by the New Jersey Business Corporation Act from engaging in certain business combinations with MedQuist Holdings until August 2013, the fifth anniversary following MedQuist Holdings’ acquisition of its 69.5% interest in the Company.
     At an Audit Committee meeting held on May 4, 2010, Mr. Pinckert updated the Audit Committee on his discussions with Mr. Berger regarding a possible debt financing to provide the Company with funds to pay a special dividend to stockholders, followed by an offer by MedQuist Holdings to exchange shares of its common stock for shares of Company Common Stock. At the meeting, Fulbright & Jaworski L.L.P., counsel to the Audit Committee (“Fulbright”), reviewed with the directors their fiduciary duties in connection with any transaction with MedQuist Holdings that would result in the Company ceasing to be a publicly-traded company.
     On September 15, 2010, Fulbright met with Simpson Thacher & Bartlett LLP (“Simpson”), counsel to the Company in connection with the Proposed Debt Financing (as defined below) and to MedQuist Holdings in connection with the Private Exchange and the MedQuist Holdings IPO, Lazard Frères & Co. LLC (“Lazard”), financial adviser to the Company in connection with the Proposed Debt Financing and one of the representatives of the underwriters for the proposed MedQuist Holdings IPO, and Peter Berger, a director of the Company and MedQuist Holdings, to receive a briefing on the proposed reorganization, consisting of (i) the Company borrowing approximately $300 million (the “Proposed Debt Financing”) to refinance certain indebtedness incurred in connection with the Spheris acquisition and to pay the Special Dividend, (ii) the Private Exchange, (iii) the MedQuist Holdings IPO and (iv) the Public Exchange Offer (collectively, the “Proposed Reorganization”). Mr. Pinckert, the Chairman of the Audit Committee, participated in the meeting by telephone. At the meeting, Mr. Berger reviewed with Mr. Pinckert and representatives of Fulbright the various options MedQuist Holdings had considered to combine the two companies, the status of the negotiations with the Private Exchange Shareholders regarding the Private Exchange Offer, the status of the proposed MedQuist Holdings IPO and the status of the Proposed Debt Financing. Mr. Berger advised that the Company was in the process of retaining a nationally recognized financial advisory firm that had not within the past five years provided financial advisory services to MedQuist Holdings or the Company (the “Outside Financial Advisory Firm”) to provide the Board of Directors with certain advice with respect to certain financial implications of the Proposed Debt Financing and the Special Dividend.
     On September 17, 2010, the Audit Committee met by telephone to discuss the Proposed Reorganization. Representatives of Fulbright and Mr. Pinckert summarized for the Audit Committee their September 15, 2010 meeting with representatives of Simpson and Lazard and Mr. Berger. Fulbright reviewed with the Audit Committee their fiduciary duties with respect to the Proposed Reorganization. The Audit Committee then discussed a work plan with respect to the Proposed Reorganization, which included:
     (i) meeting with Company management to understand their view of the Proposed Reorganization and management’s views regarding the feasibility of the projections for the period of the Proposed Debt Financing (including the principal assumptions on which the projections are based) and compliance with the financial covenants of the Proposed Debt Financing;
     (ii) meeting with MedQuist Holdings’ chief financial officer regarding MedQuist Holdings’ financial performance on a stand-alone basis (i.e., not consolidated with the Company) and MedQuist Holdings’ stand-alone projections for the period of the Proposed Debt Financing (including the principal assumptions on which the projections are based), including the feasibility of such projections for the period of the Proposed Debt Financing; and
     (iii) meeting with the Outside Financial Advisory Firm to discuss the scope of the financial advice they would be providing with respect to the Proposed Debt Financing and the Special Dividend.
On September 21, 2010, the Audit Committee met by telephone with Mr. Aquilina, the Chairman of the Board of the Company and MedQuist Holdings, Mr. Berger, representatives of Fulbright, the Outside Financial Advisory Firm, KPMG LLP, the Company’s and MedQuist Holdings’ independent registered public accounting firm (“KPMG”), Lazard and Simpson. Mr. Berger updated the Audit Committee on the status of the Proposed Reorganization and summarized the due diligence performed by the lenders in connection with the Proposed Debt Financing. The Outside Financial Advisory Firm

reviewed with the Audit Committee the work they would be performing in order to provide the Board of Directors with certain advice with respect to certain financial implications of the Proposed Debt Financing and the Special Dividend.
     On September 23, 2010, the Audit Committee met by telephone with Messrs. Aquilina and Berger, Peter Masanotti, the Company’s President and Chief Executive Officer, Mark Sullivan, the Company’s General Counsel, Chief Compliance Officer & Secretary, Clyde Swoger, MedQuist Holdings’ chief financial officer, Walter Loh, a financial consultant to the Company, and representatives of Fulbright and KPMG. Mr. Masanotti reviewed with the Audit Committee why management was in favor of the Proposed Reorganization, noting that:
     (i) combining the two companies should increase operating efficiencies between the Company and MedQuist Holdings, should increase productivity at both companies and should result in cost savings, all of which should benefit the Company’s customers;
     (ii) combining the two companies would eliminate confusion among customers of the Company and MedQuist Holdings;
     (iii) the Company Common Stock was trading at a multiple below that of the Company’s competitors, which management believed was due to the Company’s complex capital structure; and
     (iv) combining the two companies, with the Company’s shareholders owning MedQuist Holdings stock, should increase liquidity because more of the stock would be held by the non-control group.
Mr. Masanotti reviewed with the Audit Committee the Company’s projections, including the drivers of the projections and the principal assumptions, which included increased performance of transcription services outside the United States, increased use of speech recognition technology, synergies from combining the operations of the Company, MedQuist Holdings and Spheris and revenue growth. The Audit Committee asked questions and discussed the Company’s projections with Mr. Masanotti and Mr. Loh. Mr. Swoger reviewed MedQuist Holdings’ historical performance on a “stand-alone” basis (i.e., exclusive of MedQuist Inc.), as well as the MedQuist Holdings’ projections, including the drivers of the projections and the principal assumptions. The Audit Committee asked questions and discussed MedQuist Holdings’ projections with Mr. Swoger.
     On September 27, 2010, the Audit Committee met by telephone with Messrs. Aquilina, Berger, Masanotti, Sullivan and Loh, Dominick Golio, the Company’s chief financial officer at the time, and representatives of Fulbright, the Outside Financial Advisory Firm and Lazard. Lazard reviewed with the Audit Committee the services it performed for the Company in connection with the Spheris acquisition and the Proposed Debt Financing and the services it was performing for MedQuist Holdings in connection with the proposed MedQuist Holdings IPO, including a review of the public offering market and the feasibility of MedQuist Holdings being able to complete a public offering in the near future. The Outside Financial Advisory Firm reviewed with the Audit Committee its analysis with respect to certain financial implications of the proposed Debt Financing and Special Dividend. The Audit Committee then approved the related party portion of the Proposed Debt Financing and the payment of the Special Dividend.
     On September 30, 2010, the Board of Directors met by telephone with Messrs. Masanotti, Sullivan and Golio, Scott Bowman, the Company’s controller, and James Brennan, the Company’s chief accounting officer, and representatives of the Outside Financial Advisory Firm. Mr. Pinckert informed the Board of Directors that the Audit Committee had approved the related party portion of the Proposed Debt Financing and the payment of the Special Dividend. The Board of Directors approved Proposed Debt Financing and the payment of the Special Dividend.
     On October 1, 2010, the Company consummated the Proposed Debt Financing. On October 15, 2010, the Company paid the Special Dividend.
     At a regularly scheduled meeting of the Audit Committee held on November 3, 2011, the Audit Committee and representatives of Fulbright discussed the retention of a financial advisor in connection with its consideration of the Public Exchange Offer. The Audit Committee identified Moelis & Company LLC (“Moelis”) and the Outside Financial Advisory Firm as the firms they wished to interview.
     On November 19, 2010 the Audit Committee and representatives of Fulbright met by telephone separately with representatives of Moelis and the Outside Financial Advisory Firm to choose one of them to act as the Audit Committee’s financial advisor in connection with its consideration of the Public Exchange Offer. Following the interviews, the Audit Committee engaged Moelis as its financial advisor, based on its experience in similar transactions and the fact that it had not previously performed services for the Company or MedQuist Holdings.
     On November 22, 2010, the Audit Committee met by telephone with representatives of Fulbright and Moelis to discuss a work plan in order for the Audit Committee to be in a position to recommend or not recommend the Public Exchange Offer to the Company’s shareholders (other than the Excluded Persons).

     On December 20, 2010, the Audit Committee met by telephone with Anthony James, the Company’s Chief Financial Officer, Mr. Sullivan and representatives of Fulbright and Moelis. At the meeting Mr. James reviewed the Company’s most recent projections, focusing in particular on changes to the projections presented to the Audit Committee in September 2010 in connection with its review of the Proposed Debt Financing and the Special Dividend.
     On December 23, 2010, the Audit Committee met by telephone with representatives of Fulbright and Moelis. Representatives of Moelis updated the Audit Committee on its work to date in its financial analysis of the Public Exchange Offer.
     On January 5, 2010, the Audit Committee met with representatives of Fulbright and Moelis to discuss the Public Exchange Offer. At the meeting, representatives of Moelis discussed its financial analysis of the Public Exchange Offer with the Audit Committee.
     During December 2010 and January 2011 representatives of Moelis had several conversations with the financial staffs of the Company and MedQuist Holdings regarding the financial projections provided by each company to Moelis in connection with its financial analysis of the Public Exchange Offer.
     On January 21, 2011, the Audit Committee met by telephone with representatives of Fulbright and Moelis to discuss the Public Exchange Offer. Representatives of Fulbright and Moelis reviewed with the Audit Committee the proposed terms of the Public Exchange Offer. Representatives of Moelis then presented its financial analysis of the Public Exchange Offer and, following a discussion of such analysis with the Audit Committee, delivered an oral opinion, subsequently confirmed in writing, that based upon and subject to the assumptions, factors and qualifications set forth in its opinion, as of the date of the opinion, the Exchange Ratio to be received by the shareholders of the Company in the Public Exchange Offer was fair from a financial point of view to such shareholders, other than the Excluded Persons. After further discussion of the benefits and risks to the Company’s shareholders (other than the Excluded Persons) of the Public Exchange Offer, the Audit Committee determined that that the Public Exchange Offer is advisable and in the best interests of and fair to the Company’s shareholders (other than the Excluded Persons) and resolved to recommend that the Company’s shareholders (other than the Excluded Persons) tender their shares of Company Common Stock pursuant to the Public Exchange Offer.
     On February 4, 2011, following the closing of the market the Audit Committee met by telephone with Messrs. Berger, James, Masanotti and Sullivan, representatives of Fulbright, Moelis and Simpson and representatives of Lazard Capital Markets LLC and Macquarie Capital (USA) Inc., the representatives of the underwriters in the MedQuist Holdings IPO. Mr. Berger and the representatives of the underwriters reviewed with the Audit Committee the process surrounding the MedQuist Holdings IPO and the pricing of the offering, and their view of why the initial offering price was below the expected range. Following this presentation, the Audit Committee met with representatives of Fulbright and Moelis to discuss whether the pricing of the MedQuist Holdings IPO had any effect on the recommendation of the Audit Committee.
     On February 14, 2011, the Audit Committee met by telephone with representatives of Fulbright and Moelis to discuss the Public Exchange Offer. Following a discussion, including a review of the factors considered by the Audit Committee in making its decision to recommend that the Company’s shareholders (other than the Excluded Persons) tender their shares of Company Common Stock pursuant to the Public Exchange Offer and the fact that since the time of the MedQuist Holdings IPO the closing price of the Company Common Stock had been at or below the closing price of the MedQuist Holdings common stock, the Audit Committee determined to maintain their recommendation that the Company’s shareholders (other than the Excluded Persons) tender their shares of Company Common Stock pursuant to the Public Exchange Offer.
     In addition, Mr. Berger provided the Board of Directors with regular updates on the status of the Private Exchange, the Public Exchange Offer and the MedQuist Holdings IPO at Board of Directors meetings held on May 5, 2010, June 29, 2010, August 19, 2010, September 13, 2010, September 17, 2010, September 30, 2010, November 3, 2010, December 16, 2010 and January 19, 2011.”
Item 8. Additional Information.
     Item 8, “Additional Information” is hereby amended and supplemented by adding the following new last paragraph under the heading “Short-Form Merger”:
“ Under the terms of a Memorandum of Understanding settling the Shareholder Action (as defined below) described below under the heading “Shareholder Action”, MedQuist Holdings has agreed, among other things, that if, as a result of the Public Exchange Offer, it obtains ownership of at least 90% of the outstanding shares of Company Common Stock, MedQuist Holdings will conduct a short-form merger under applicable law to acquire the remaining shares of Company Common Stock that it does not then own at the same Exchange Ratio applicable under the Public Exchange Offer.”

     Item 8. “Additional Information” is hereby amended and supplemented by adding the following new section after the section entitled “Short-Form Merger”:
     “Differing Rights of Holders of Company Common Stock and MedQuist Holdings Common Stock
     The rights of shareholders of Company Common Stock and MedQuist Holdings common stock differ in certain respects as a result of differences between the governing documents of the Company and MedQuist Holdings and differences between New Jersey corporate law, which applies to the Company as a result of it being a New Jersey corporation, and Delaware corporate law, which applies to MedQuist Holdings as a result of it being a Delaware corporation. Please see pages 147-157 of the Prospectus for a discussion of the material differences between the rights of holders of Company Common Stock and MedQuist Holdings common stock.”
     Item 8. “Additional Information” is hereby amended and supplemented by deleting the section under the heading “Shareholder Action” and replacing it in its entirety with the following section which contains updated information.
     “Shareholder Action
     A. Metallo v. MedQuist, Inc.
     On or about February 8, 2011, plaintiff Victor N. Metallo filed a purported shareholder class action complaint in the Superior Court of New Jersey, Burlington County (Chancery Division). This complaint was served on the Company on February 16, 2011. In the complaint, the plaintiff purports to be a shareholder of the Company and seeks to represent a class of Company minority shareholders in pursuit of claims against defendants, the Company, MedQuist Holdings, and Company board members, Robert M. Aquilina, Frank Baker, Peter Berger, John F. Jastrem, Colin J. O’Brien, Warren E. Pinckert, Michael Seedman, and Andrew Vogel.
     Plaintiff Metallo alleges that the Company’s board members and MedQuist Holdings breached certain fiduciary duties they owed to minority shareholders in connection with the structuring and disclosure of the Public Exchange Offer. Plaintiff seeks, among other things, preliminary and permanent injunctive relief enjoining consummation of the Public Exchange Offer, unspecified damages, pre- and post-judgment interest and attorneys’ fees and costs.
     On February 17, 2018, following the Company’s Schedule 14D-9 filing, the plaintiff Metallo amended his complaint to include allegations that the Schedule 14D-9 filing was materially misleading and incomplete. At this same time, plaintiff Metallo joined in the Order to Show Cause filed in the Lawrence matter described below, seeking expedited discovery and setting a briefing and hearing schedule for a preliminary injunction application that plaintiff Lawrence intends to file.
     B. Lawrence v. MedQuist, Inc.
     On or about February 10, 2011, plaintiff Joseph F. Lawrence filed a purported shareholder class action complaint in the Superior Court of New Jersey, Burlington County (Chancery Division). In the complaint, plaintiff Lawrence purports to be a shareholder of the Company and seeks to represent a class of Company minority shareholders in pursuit of claims against defendants, the Company, MedQuist Holdings, and Company board members, Robert M. Aquilina, Frank Baker, Peter Berger, John F. Jastrem, Colin J. O’Brien, Warren E. Pinckert, Michael Seedman, and Andrew Vogel.
     Plaintiff Lawrence alleges that the defendants breached certain fiduciary duties they owed to minority shareholders in connection with the structuring and disclosure of the Public Exchange Offer. Plaintiff Lawrence seeks, among other things, preliminary and permanent injunctive relief enjoining consummation of the Public Exchange Offer, unspecified damages, pre- and post-judgment interest and attorneys’ fees and costs.
     On February 15, 2011, plaintiff Lawrence filed an Order to Show Cause in the Superior Court of New Jersey, Burlington County (Chancery Division), seeking expedited discovery and setting a briefing and hearing schedule for a preliminary injunction application that plaintiff intends to file.
     On February 22, 2011, following the Company’s Schedule 14D-9 filing, plaintiff Lawrence amended his complaint to include allegations that the Schedule 14D-9 filing was materially misleading and incomplete.
     C. Consolidation of the matters
     On February 22, 2011, by agreement of the parties, the Metallo and Lawrence matters were consolidated for proceedings before the Superior Court of New Jersey, Burlington County (Chancery Division). The consolidated matter has been entitled In re MedQuist Inc. Shareholder Litigation, Docket No. BUR-C-018-11 (the “Shareholder Action”).

     D. Hearing on Orders to Show Cause
     On February 18, 2011, all defendants filed Oppositions to the plaintiffs’ Order to Show Cause. The Oppositions state that the claims set forth in the complaints are without merit, and that the plaintiffs cannot not show any grounds that would support the request for expedited discovery.
     The Court held a hearing on the Order to Show Cause on February 22, 2011. After reviewing the briefs and hearing the arguments of the parties, at the conclusion of the hearing the Court entered an Order denying plaintiffs’ request for expedited discovery. The Court found, among other things, that plaintiffs had failed to make a showing of irreparable harm that would justify a request for expedited discovery. The Court scheduled a further hearing for March 2, 2011, a date agreed by the parties, to address any preliminary injunction motion that the plaintiffs might file.
     E. Settlement
     On March 2, 2011, before the hearing on the motion in the Shareholder Action for a preliminary injunction, the parties advised the Court that they reached a settlement in principle providing for the settlement of the Shareholder Action. Thereafter, on March 4, 2011, the parties entered into a Memorandum of Understanding setting forth the material terms and conditions of the settlement. The Memorandum of Understanding recognizes, among other things, that the parties will negotiate in good faith and execute a Stipulation of Settlement and will use their best efforts to present the Stipulation of Settlement and such other documentation as may be required to the Court within thirty (30) days from the date of the Memorandum of Understanding in order to obtain Court approval of the settlement.”
Item 9. Exhibits.
     Item 9 is hereby amended and supplemented by adding the following thereto:

Exhibits

(a)(1)	Prospectus and Offer to Exchange (incorporated by reference to the Registration Statement on Form S-4 (File No. 333-170003) originally filed by MedQuist Holdings Inc. on October 18, 2010, as amended December 2, 2010, January 28, 2011 and February 2, 2011 dated February 3, 2011, as amended on February 11, 2011

(a)(10)	Form of exchange offer letter to MedQuist Inc. shareholders, dated February 17, 2011, from MedQuist Holdings Inc. (incorporated by reference to Exhibit 99.A.5.E to Amendment No. 3 to Schedule TO filed by MedQuist Holdings Inc. on February 17, 2011)

(a)(11)	Press release dated March 7, 2011, of MedQuist Holdings Inc. (incorporated by references to Exhibit 99.A.5.F to Amendment No. 4 to Schedule TO filed by MedQuist Holdings Inc. on March 4, 2011) announcing the extension of the Exchange Offer

(a)(12)	Memorandum of Understanding, In Re: MedQuist Inc. Shareholder Litigation, Docket Number C-018-11, dated March 4, 2011 (incorporated by references to Exhibit 99.A.5.G to Amendment No. 4 to Schedule TO filed by MedQuist Holdings Inc. on March 7, 2011)

SIGNATURE
     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

MEDQUIST INC.
By:	/s/ Mark R. Sullivan
	Name:	Mark R. Sullivan
	Title:	General Counsel, Chief Compliance Officer & Secretary

Dated: March 7, 2011